Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES CONTINUED RESTRUCTURING AND THIRD QUARTER AND NINE MONTH FISCAL 2014 RESULTS

•	Q3 FY 2014 net loss significantly lower, demonstrates success of corporate restructuring
•	Company to sell some non-coreassets to pursue strategic alternatives and high growth opportunities in the mobile technology space

Woodland Hills, CA.  March 17, 2014 --- One of the leading networks of forum communities on the Internet, CrowdGather, Inc. (OTCQB:CRWG), today announced financial results for the third quarter ended January 31, 2014.

The Company reported revenues of $446,201 for the three months ended January 31 of fiscal 2014, resulting in $1,283,240 in total revenue for the nine months ended January 31 of fiscal 2014, compared to $508,689 and $1,523,623, respectively, for the same periods in the prior fiscal year.  Revenues for the third quarter of fiscal 2014 were 12% lower than the third quarter of fiscal 2013, due primarily to advertising campaigns and ad partners that were non-recurring in the third quarter of fiscal 2014 when compared to the same period in fiscal 2013.  The Company consistently attempts to diversify and grow revenues in an attempt to mitigate the volatility of advertising payouts and non-recurring ad campaigns.

“During fiscal 2014, we continued to conduct additional corporate restructuring to reduce costs, and have entered into an agreement to sell some non-core assets to enable our ability to aggressively pursue high growth strategic alternatives that better leverage our users, especially the mobile ones,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO.  “The capital raised from the asset sale will enable us to aggressively seek merger or acquisition candidates in the rapidly growing mobile app and social gaming technology sector.  Subsequent to the asset sale, we will be retaining more than 90% of our monthly revenue, our monthly page views and our monthly unique users.  Additionally, while we pursue strategic alternatives, we will continue to monetize and improve the user experience on our remaining online communities.”

Gross profit was $445,498 and $1,279,915 respectively, for the three months and nine months ended January 31 of fiscal 2014, compared to $482,937 and $1,478,655 for the same periods in the prior fiscal year.  On a quarterly basis, gross profit declined by 8%.

Net loss was $338,597 or $.01 per share, and $1,554,329, or $.03 per share, for the third quarter and nine months ended January 31 of fiscal 2014, compared to $682,193, or $.01 per share, and $2,152,619 or $.04 per share, for the same periods of fiscal 2013.   Net loss was significantly lower during Q3 fiscal 2014 when compared to the same period in the prior fiscal year primarily due to the effect of the successful corporate restructuring and cost reductions made by the Company.

CrowdGather ended the third quarter of fiscal 2014 with approximately $0.2 million of cash and $14.1 million of shareholders’ equity.

During January 2014, the Company reached over 120 million monthly page views across all properties, and had over 12 million monthly unique visitors according to Google Analytics.   The Company continues to prune non-montizeable content and does not anticipate any impact to revenue.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners, and forum advertisers. CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy. Words such as “expects,”“will,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; general economic, industry and market sector conditions; the ability to generate increased revenues from the Company’s forums; the ability to obtain additional financing to implement the Company's long-term growth strategy; the ability to manage the Company's growth; the ability to develop and market new technologies to respond to rapid technological changes; competitive factors in the market(s) in which the Company operates; and other events, factors and risks disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS

	January 31, 2014 (UNAUDITED)	April 30, 2013
ASSETS Current assets
Cash	$202,211	$375,512
Accounts receivable	228,558	214,931
Investments	28,570	28,570
Inventory	31,982	33,168
Prepaid expenses and deposits	44,984	50,561

Total current assets	536,305	702,742

Property and equipment, net of accumulated depreciation of $462,745 and $363,746, respectively	149,948	225,980

Intangible assets, net of accumulated amortization of $0 and $45,224, respectively	9,223,327	9,368,103
Goodwill	4,360,176	4,360,176
Total assets	$14,269,756	$14,657,001

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,000	$8,000
Accrued vacation	54,922	63,838
Other accrued liabilities	80,097	69,138
Capital lease obligation, current portion	27,629	115,921

Total current liabilities	170,648	256,897

Capital lease obligation, net of current portion	-	9,267

Stockholders’ equity
Preferred Series B stock, $0.001 par value, 1,000,000 shares authorized,1,000,000 and 300,000 shares issued and outstanding, respectively	1,000,000	300,000
Common stock, $0.001 par value, 975,000,000 shares authorized, 61,382,708 and 58,372,708 issued and outstanding, respectively	61,513	58,503
Additional paid-in capital	29,630,306	29,070,716
Accumulated deficit	(16,571,281)	(15,016,952)
Accumulated other comprehensive loss	(21,430)	(21,430)

Total stockholders’ equity	14,099,108	14,390,837

Total liabilities and stockholders’ equity	$14,269,756	$14,657,001

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2014 AND 2013
(UNAUDITED)

	Three Months Ended January 31,		Nine Months Ended January 31,
	2014	2013	2014	2013
Revenue	$446,201	$508,689	$1,283,240	$1,523,623

Cost of revenue	703	25,752	3,325	44,968

Gross profit	445,498	482,937	1,279,915	1,478,655
Operating expenses
Payroll and related expenses	269,118	482,172	940,282	1,399,369
Stock based compensation	132,000	140,000	562,600	456,000
General and administrative	382,134	540,075	1,185,668	1,767,381
Impairment of intangible assets	-	-	140,026	-
Total operating expenses	783,252	1,162,247	2,828,576	3,622,750
Loss from operations	(337,754)	(679,310)	(1,548,661)	(2,144,095)

Other income (expense), net	(843)	(2,883)	(4,868)	(7,724)

Net loss before provision for income taxes	(338,597)	(682,193)	(1,553,529)	(2,151,819)

Provision for income taxes	0	0	800	800

Net loss	$(338,597)	$(682,193)	$(1,554,329)	$(2,152,619)
Weighted average shares outstanding- basic and diluted	61,101,632	58,343,360	59,621,777	58,308,544

Net loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.04)

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For additional information, please contact:

Investor Contact:   Sanjay Sabnani
                                   Phone: 818-435-2472 x 101
                                   Email: sanjay@crowdgather.com